TRADEMARK ASSIGNMENT

The undersigned, Healthscape, Inc. ("Healthscape"), whose last principal office or place of business was 1968 West El Camino Real, Mountain View, CA and whose present mailing address is in care of Penne Stockinger, 345 Greenoaks Drive, Atherton, CA 94027, in consideration of the sum of one ($1.00) and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, does hereby sell, assign and transfer to VirtualSellers.com, Inc. ("VirtualSellers"), whose full post office address and principal place of business is Suite 1000, 120 North LaSalle Street, Chicago, IL, 60602, all its right, title and interest in all countries of the world in and to those trade-marks and fictitious names of Healthscape listed on Schedule "A" attached hereto, including without limitation the United States registrations and applications listed on Schedule "A", and all of the goodwill of the business associated with the use of said trade-marks and the goodwill of the business connected with the use of and symbolized by any other mark used in the business or by the name and style under which the business is conducted, together with all rights of action resulting from any adverse use of the said trade-marks and the right to claim such relief as is appropriate. Healthscape acknowledges that VirtualSellers is a successor to Healthscape's business, or the portion of the business to which the marks pertain, and that business is ongoing and existing.

This assignment is governed by the laws of the State of Illinois. If any provision of this assignment is found to be invalid by any court having competent jurisdiction, the invalidity of such provision shall not affect the validity of the remaining provisions of this assignment, which shall remain in full force and effect. No waiver of any term of this assignment shall be deemed a further or continuing waiver of such term or any other term. This assignment constitutes the entire agreement between Assignee and Assignor with respect to this transaction. Any changes to this assignment must be made in writing, signed by an authorized representative of both parties. This assignment may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument.

EXECUTED at Palo Alto, California, this 26th day of June, 2001.

HEALTHSCAPE, INC.

Per:/s/ Penne Stockinger
Penne Stockinger, President

CONSENTED AND AGREED TO:

VirtualSellers.com, Inc.

Per: /s/ Robert E. Watson
Robert E. Watson

SCHEDULE A

  Application

  Country: United States

  Application No.: 75942448

  Filing Date: March 13, 2000

  Applicant: Health Innovation, Inc. (now known as Healthscape Inc.) a Delaware corporation

  Trade-mark: Healthscape

  Class: 9, 35 and 42

  Status: Abandoned

  Application

  Country: United States

  Application No.: 75109886

  Filing Date: May 24, 1996

  Applicant: Epicenter Communications, Inc. a California corporation

  Trade-mark: Healthscape.com

  Class: 42

  Status: Abandoned

  Other Marks

Any common law rights or rights arising by virtue of California state statute to the name "Healthscape" owned by the Transferor